EYENOVIA, INC.

295 Madison Avenue, Suite 2400

New York, New York 10017

December 21, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

RE:	Eyenovia, Inc.
Registration Statement on Form S-3
Filed December 16, 2022
File No. 333- 268832
Acceleration Request

Dear Mr. Buchmiller:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Eyenovia, Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to December 22, 2022, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Megan N. Gates of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

EYENOVIA, INC.

/s/ Michael Rowe
Michael Rowe
Chief Executive Officer

cc:	Michael Rowe, Eyenovia, Inc.
John Gandolfo, Eyenovia, Inc.
Megan N. Gates, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.